Exhibit 99.1

Almaden Minerals Ltd.

NYSE MKT: AAU
TSX: AMM

Suite 310 - 1385 West 8th Avenue, Vancouver, BC, Canada, V6H 3V9
ph: 604.689.7644 + fax: 604.689.7645 + www.almadenminerals.com

NEWS RELEASE
April 13th, 2016
Trading Symbols:
AMM : TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN FILES AMENDED TECHNICAL REPORT
Vancouver B.C. Almaden Minerals Ltd. (“Almaden" or the "Company"; AMM: TSX; AAU: NYSE MKT) announces that as a result of a review by the British Columbia Securities Commission, we are issuing the following news release to clarify our disclosure. The review identified filing and disclosure issues with the technical report titled, NI 43-101 Technical Report Preliminary Economic Assessment of the Ixtaca Project, Mexico (“the Report”) filed on January 22nd, 2016. The Company has amended the report accordingly, which has now been refiled on SEDAR as an amended report (the “Amended Report”). The Company wishes to clarify that the amendments are not material changes and the Report’s data, inputs, interpretation, conclusions and results all remain unchanged. The items amended according to NI 43-101 are listed below in order of appearance in the original report.
•	The Report was amended to correctly reference the previously issued PEA which should have been referred to as the “Amended PEA Report dated November 6, 2015” not the “09 October 2014” PEA.
•	The Amended Report removes reference to production scenarios contemplated in previous PEA reports such as the Amended PEA Report dated November 6, 2015.
•	The Amended Report provides additional information on sampling protocols and the compositing methodology.
•	The Amended Report provides additional details on the water balance.
The independent qualified persons responsible for preparing the Amended Report are; Jesse Aarsen, P.Eng. and Tracey Meintjes, P.Eng. of Moose Mountain Technical Services, Ken Embree, P.Eng. of Knight Piesold Ltd., Kris Raffle, P.Geo. of APEX Geoscience Ltd., and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd., all of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 ("NI 43-101") and have reviewed and approved the contents of this news release.
About Almaden
Almaden owns 100% of the Tuligtic project in Puebla State, Mexico, subject to a 2% NSR royalty held by Almadex Minerals Limited. Tuligtic covers the Ixtaca gold/silver deposit, which was discovered by Almaden in 2010. The Ixtaca deposit is located in a developed part of Mexico in Puebla State, the location of significant manufacturing investments including Volkswagen and Audi plants. The project is accessed by paved road and is roughly 20 kilometres from an industrial park with rail service where significant manufacturers such as Kimberly Clarke have facilities. Any potential mining operation at Ixtaca would be located in an area previously logged or cleared with negligible to no current land usage.

On Behalf of the Board of Directors
“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to estimated project capital and other project costs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.